SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information To be Included In Statements filed Pursuant to Rule
13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
(Amendment No. 5)1

HOTELS.COM

(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

441451101
(CUSIP NUMBER)

Brian M. Lidji, Esq.
Sayles Lidji & Werbner,
A Professional Corporation
4400 Renaissance Tower
1201 Elm Street
Dallas, Texas 75270
(214) 939-8700
(Name, Address and Telephone of Person Authorized to Receive Notices and Communications)

March 3, 2003
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

Page 1 of 7 Pages

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 441451101			Page 2 of 7 Pages

1.	Name of Reporting Person: TMF Liquidating Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,059,960

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 7,059,960

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,059,960

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.5%

14.	Type of Reporting Person (See Instructions): 00

SCHEDULE 13D

CUSIP No. 441451101			Page 3 of 7 Pages

1.	Name of Reporting Person: David Litman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,071,515

		8.	Shared Voting Power: 214,553

		9.	Sole Dispositive Power: 4,071,515

		10.	Shared Dispositive Power: 214,553

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,286,068

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 23.9%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

CUSIP No. 441451101			Page 4 of 7 Pages

1.	Name of Reporting Person: Robert Diener		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,172,373

		8.	Shared Voting Power: 12,320

		9.	Sole Dispositive Power: 4,172,373

		10.	Shared Dispositive Power: 12,320

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,184,693

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 23.4%

14.	Type of Reporting Person (See Instructions): IN

      Page 5 of 7 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

     This Amendment No. 5 (the “Amendment”) to the statement on Schedule 13D originally filed on March 3, 2000, and amended on August 9, 2001, April 12, 2002, November 12, 2002, and January 3, 2003 (the “Schedule 13D”) by TMF Liquidating Trust (the “Trust”), David Litman (“Litman”) and Robert Diener (“Diener,” and together with the Trust and Litman, the “Reporting Persons”), relates to the class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Hotels.com, a Delaware corporation (“Hotels.com”). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 13D. The principal executive offices of Hotels.com are located at 8140 Walnut Hill Lane, Suite 800, Dallas Texas 75231.

Item 4. Purpose of Transaction.

     The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information.

     On March 3, 2003, the Trust distributed 439,991 of the 7,499,951 shares of the Class A Common Stock owned by the Trust to the beneficiaries of the Trust based on their pro-rata interest in the Trust. As reported by Item 3 of the Schedule 13D, after each anniversary of Hotel.com’s initial public offering, commencing with the first anniversary and ending with a final distribution on the fourth anniversary, the Trust is permitted to distribute a certain number of shares of the Class A Common Stock to the beneficiaries of the Trust. Of the 439,991 shares of Class A Common Stock distributed by the Trust on March 3, 2003, 207,675 shares were distributed to Diener, 197,556 shares were distributed to Litman, and the balance of the shares was distributed to trusts for the benefit of their children. See Item 5 below.

Item 5. Interest in Securities of the Issuer.

     (a)  The Trust beneficially owns an aggregate of 7,059,960 shares of Class A Common Stock, or approximately 39% of the outstanding shares of Class A Common Stock (based upon Hotel.com’s annual report on Form 10-K for the fiscal year ended December 31, 2002) and has sole voting and dispositive power with respect to all those shares. The Trust acquired the shares pursuant to the transaction described in Item 3 of the Schedule 13D.

     (b)  (i) Mr. Litman is a co-trustee of the Trust and, along with certain trusts for the benefit of his children, are the beneficiaries of 50% of the Trust’s assets. In addition, Mr. Litman owns 495,700 shares of the Class A Common Stock and has the right to acquire an additional 45,835 shares of Class A Common Stock through the exercise of employee stock options that are or will become exercisable within 60 days after the date hereof. Mr. Litman may also be deemed to beneficially own an additional 104,892 shares of Class A Common Stock currently held by trusts for the benefit of his children and 109,661 shares of Class A Common Stock currently held by a foundation for which Mr. Litman serves as an officer and director. Accordingly, Mr. Litman may be deemed to beneficially own 4,286,068 shares of Class A Common Stock, or approximately 23.9% of the outstanding shares of Class A Common Stock (based upon Hotels.com’s annual report on Form 10-K for the fiscal year ended December 31, 2002) and has sole voting and dispositive power with respect to 4,071,515 of those shares and shares voting and dispositive power with respect to 214,553 of those shares. Mr. Litman disclaims beneficial ownership of all other securities held by the Trust, the securities attributable to the trusts for the benefit of his children and the foundation, and this report shall not be deemed an admission that Mr. Litman is the beneficial owner of those securities for any purpose.

      Page 6 of 7 Pages

     (b)  (ii) Mr. Diener is a co-trustee of the Trust and, along with certain trusts for the benefit of his children, are the beneficiaries of 50% of the Trust’s assets. In addition, Mr. Diener owns 596,558 shares of the Class A Common Stock and has the right to acquire an additional 45,835 shares of Class A Common Stock through the exercise of employee stock options that are or will become exercisable within 60 days after the date hereof. Mr. Diener may also be deemed to beneficially own an additional 12,320 shares of Class A Common Stock currently held by trusts for the benefit of his children. Accordingly, Mr. Diener may be deemed to beneficially own 4,184,693 shares of Class A Common Stock, or approximately 23.4% of the outstanding shares of Class A Common Stock (based upon Hotels.com’s annual report on Form 10-K for the fiscal year ended December 31, 2002) and has sole voting and dispositive power with respect 4,172,373 of those shares and shares voting and dispositive power with respect to 12,320 of those shares. Mr. Diener disclaims beneficial ownership of all other securities held by the Trust, the securities attributable to the trusts for the benefit of his children, and this report shall not be deemed an admission that Mr. Diener is the beneficial owner of those securities for any purpose.

     (c)  Set forth below is certain information concerning transactions in the Class A Common Stock by the Reporting Persons during the 60 days prior to this Amendment. On March 3, 2003, the Trust distributed 439,991 shares of the Class A Common Stock to its beneficiaries as described below:

Name of Beneficiary	No. of Shares

David Litman	197,556
Robert Diener	207,675
Children Trusts	34,760

     (d)  Not applicable.

     (e)  Not applicable.

Item 7. Material to be filed as Exhibits

     Exhibit 1 — Joint Filing Agreement

      Page 7 of 7 Pages

SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2003

TMF LIQUIDATING TRUST

	By:	/s/ Michael R. Dorey, by Power of Attorney David Litman, Co-Trustee

	By:	/s/ Michael R. Dorey, by Power of Attorney Robert Diener, Co-Trustee

/s/ Michael R. Dorey, by Power of Attorney David Litman

/s/ Michael R. Dorey, by Power of Attorney Robert Diener

INDEX TO EXHIBITS

     Exhibit 1 — Joint Filing Agreement